Mandelbaum Salsburg P.C.
Vincent J.McGill Partner	1270 AVENUE OF THE AMERICAS, SUITE 1808 NEW YORK, NEW YORK 10020	Direct Dial: 212 324-1876 E-mail: mcgill@lawfirm.ms

August 9, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

Washington, D.C. 20549

Re:	Adamant DRI Processing and Minerals Group
Registration Statement on Form 10-12G
Filed June 29, 2021
File No. 0-49729

Ladies and Gentlemen:

On behalf of our client, Adamant DRI Processing and Minerals Group (the “Company”), I am submitting this letter in response to the Staff’s letter of comment dated July 23, 2021 with respect to the Company’s Registration Statement on Form 10 referenced above (the “Registration Statement”).

The Company has filed Amendment No.1 to the Registration Statement which, together with the responses set forth below, address the issues which were the subject of the Staff’s comments. For ease of reference, each of the Staff’s comments are set forth below followed by the applicable response.

Business

Organizational History, page 1

1.	We note your disclosure that you are a “shell company” as defined in Rule 12b-2 of the Exchange Act and that you seek to merge with a private entity. Please expand your disclosure, including your risk factor disclosure, to disclose that you are a blank check company and the consequences of being a shell and blank check company, including details regarding compliance with Rule 419 in connection with any offering of your securities, the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

Disclosure has been added in the 5thh paragraph under “Item 1. Business” stating that the Company meets the definition of a “blank check company” and that this will impact the Company’s ability to consummate a transaction and the ability of shareholders to sell their shares. In addition, a series of Risk Factors has been added commencing with the Risk Factor titled “As a blank check company we must comply with Rule 419 of the Securities Act” if we undertake an offering of our common stock.” These risk factors stress the impact of Rule 419 on the Company’s ability to consummate an offering of its common stock, the likelihood that the requirements of 419 may limit the target companies willing to enter into a transaction with the Company, that the Company may not rely upon Form S-8, and that Rule 144 may not be available to a shareholder seeking to sell his stock. In addition, a Risk Factor has been added noting that the Company’s common stock is subject to a “Stop Order” on OTC Pink.

Risk Factors, page 4

2.	We note your risk factor on page 7 regarding internal controls. Please tell us whether Mr. Chuang will be primarily responsible for preparing the financial statements and evaluating the effectiveness of your internal control over financial reporting. Provide us with a description of his knowledge of U.S. GAAP and SEC rules and regulations and the specific experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting. In the event you do not have personnel with sufficient experience in U.S. GAAP and evaluating effectiveness of internal control over financial reporting, please revise to provide a risk factor documenting this as a material weakness in your internal control and discuss the ramifications.

Two Risk Factors have been added in response to this comment. The first states that Mr. Chuang will be responsible for preparing the Company’s financial statements and adopting controls over financial reporting, and that he is not experienced in these tasks. The second states that this is a material weakness which could lead to a material misstatement which could cause the Company to have to restate its financial statements which could have various adverse impacts on the Company.

Liquidity and Capital Resources, page 14

3.	You disclose in Note 2 that your losses, working capital deficit, and accumulated deficit raise substantial doubt about your ability to continue as a going concern. Please incorporate this disclosure into your discussion of your liquidity and capital resources, and address how you intend to fund current operations for the foreseeable future since you have no assets and no revenues.

The discussion from Note 2 has been incorporated into the discussion under the subheading “Liquidity and Capital Resources” and expanded to emphasize that the Company is dependent upon Ethan Chuang and its principal shareholders for the capital necessary to remain in operation.

Security Ownership of Certain Beneficial Owners and Management, page 17

4.	Please revise your security ownership table to disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by China Concentric Capital Group Ltd. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Disclosure has been added to the footnotes to the security ownership table stating that Ms. Lien-Hsiang Hu is the owner of all of the outstanding equity of China Concentric Capital Group and that while Mr. Chuang, in his capacity as a Director and Vice-President of China Concentric Group has the authority to dispose of and vote its shares in the Company, he will be responsive to the demands of Ms. Hu.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 21

5.	Please revise your filing to provide a range of high and low bid information for your common stock for each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included. In this regard, we note your disclosure that your common stock is quoted on the OTC Pink Markets and that an active trading market for your shares does not exist. Please also revise to inform investors that the OTC Pink includes warnings to “STOP” and describe for investors the basis for such warning. Refer to Item 201(a)(1)(iii) of Regulation S-K.

The requested pricing information has been added. Disclosure has been added under Item 9 and in a Risk Factor as to the “STOP” warning posted on OTC PINK and as to the impact of such warning on the ability of shareholders to sell their shares in the Company.

General

6.	Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

The Company is aware of the fact that its registration statement becomes effective automatically and that it will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K, even if comments remain open on the Form 10. The Company is in the process of preparing its Report on Form-Q for the quarter ended June 30, 2021, and anticipates filing timely.

The Company is aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

The Company appreciates your time and attention to this matter.

Please direct your comments, if any, or questions concerning this filing to the undersigned (516) 220-6569 or vmcgill@lawfirm.ms, or in my absence, Mark Orenstein (516) 491-6471or morenstein@lawfirm.ms.

Sincerely,

/s/ Vincent J. McGill
Vincent J. McGill